Exhibit (a)(5)(i)
News Release
Contact Information:
Investors:
Steven Moore
408-200-9221
smoore@pixelworks.com
Pixelworks Announces “Modified Dutch Auction” Tender Offer
for up to $50 million Principal Amount of its Convertible Debt Securities
TUALATIN, Ore., January 29, 2008 — Pixelworks, Inc. (NASDAQ: PXLW), an innovative provider of powerful video and pixel processing technology, announced today that it has commenced a “Modified Dutch Auction” tender offer for a portion of its outstanding 1.75% Convertible Subordinated Debentures due 2024.
Under the “Modified Dutch Auction” procedure, Pixelworks is offering to purchase, for cash, up to $50 million aggregate principal amount of the outstanding convertible debentures at a price not greater than $750 nor less than $680, per $1,000 principal amount, plus accrued and unpaid interest thereon up to, but not including, the date of purchase of the convertible debentures. The maximum aggregate purchase price for the convertible debentures in the tender offer is $37.5 million, plus accrued and unpaid interest.
Pixelworks seeks to purchase in the tender offer approximately 35.7% of the currently outstanding principal amount of the convertible debentures.
The tender offer is scheduled to expire at 5:00 p.m., New York City time, on Thursday, February 28, 2008, unless the tender offer is extended. Tendered convertible debentures may be withdrawn at any time prior to the expiration date of the tender offer.
A “Modified Dutch Auction” tender offer allows holders of convertible debentures to indicate the principal amount of convertible debentures that such holders desire to tender and the price within the specified price range at which they wish to tender such convertible debentures.
Pixelworks is conducting the tender offer in order to reduce the principal amount of its outstanding indebtedness and, furthermore, Pixelworks believes that the tender offer provides an opportunity to holders of the debentures to gain liquidity with respect to the debentures that they may not otherwise have. Pixelworks expects to fund the purchase of convertible debentures tendered in the tender offer with available cash on hand.

The tender offer is not conditioned upon any minimum principal amount of convertible debentures being tendered, but is subject to other conditions described in the offer to purchase.
In the event that the aggregate principal amount of convertible debentures properly tendered at or below the purchase price determined pursuant to the tender offer exceeds the amount Pixelworks is seeking to purchase, subject to the terms and conditions of the tender offer, Pixelworks will accept for payment convertible debentures tendered at or below such purchase price on a pro rata basis from among the tendered convertible debentures.
As of January 28, 2008, there was $140 million aggregate principal amount of debentures outstanding.
The dealer manager for the tender offer is Thomas Weisel Partners LLC. The information agent for the tender offer is Laurel Hill Advisory Group, and the depositary is Mellon Investor Services LLC. The offer to purchase, letter of transmittal and related documents will be mailed to all holders of Pixelworks’ convertible debentures. Holders of the convertible debentures who have questions or would like additional copies of the tender offer documents may call the information agent at (800) 555-3858. Banks and brokers may call (516) 933-3100.
While Pixelworks’ board of directors has approved the making of the tender offer, none of Pixelworks, its board of directors, the dealer manager, the depositary or the information agent makes any recommendation to any holder of convertible debentures as to whether to tender or refrain from tendering any convertible debentures or as to the price or prices at which holders may choose to tender their convertible debentures. Pixelworks has not authorized any person to make any recommendation with respect to the tender offer. Holders of convertible debentures must decide whether to tender their convertible debentures and, if so, the principal amount to tender and the price or prices at which to tender such convertible debentures. In doing so, holders of convertible debentures should carefully evaluate all of the information in the offer to purchase and the related letter of transmittal before making any decision with respect to the tender offer and should consult their own investment and tax advisors.
About Pixelworks, Inc.
Pixelworks, headquartered in Tualatin, Oregon, is an innovative provider of powerful video and pixel processing technology for manufacturers of digital projectors and flat panel display products. Pixelworks’ flexible design architecture enables our unique technology to produce outstanding image quality in our customers’ display products in a range of solutions including system-on-chip ICs, co-processor and discrete ICs. At design centers in Shanghai and San Jose, Pixelworks engineers relentlessly push pixel performance to new levels for leading manufacturers of consumer electronics and professional displays worldwide.
Pixelworks® and the Pixelworks logo® are trademarks of Pixelworks, Inc.

Forward-Looking Statements
Forward-looking statements in this release, including those statements relating to the tender offer, such as the scheduled expiration date and the repurchase of convertible debt securities, are based on current expectations. These statements are not guarantees of future events or results. Future events and results involve some risks, uncertainties and assumptions that are difficult to predict. Actual events and results could vary materially from the description contained herein due to many factors including changes in the market and price for the Company’s securities; changes in the Company’s business and financial condition; changes in the debt markets in general; the occurrence of events specified in the offer to purchase that would trigger a condition permitting termination or amendment of the tender offer; and other risks identified in the risk factors listed from time to time in the Company’s Securities and Exchange Commission filings.
The forward-looking statements we make today, speak as of today, and we do not undertake any obligation to update any such statements to reflect events or circumstances occurring after today. Please refer to our Schedule TO-I filed today and our Annual Report on Form 10-K for the year ended December 31, 2006 and subsequent SEC filings for a description of factors and conditions that could cause actual events and results to differ materially from those described here.
Tender Offer Statement
This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell, any securities. The full details of the tender offer, including complete instructions on how to tender the convertible debentures, are included in the offer to purchase, the letter of transmittal and related materials, which are expected to be mailed to holders of Pixelworks’ convertible debentures shortly. Holders of convertible debentures should read carefully the offer to purchase, the letter of transmittal and other related materials when they are available because they will contain important information. Holders of convertible debentures may obtain free copies of the offer to purchase, the letter of transmittal and other related materials when filed with the SEC at the SEC’s website at www.sec.gov. In addition, holders may also obtain a copy of these documents, free of charge, from Laurel Hill Advisory Group, the Company’s information agent for the tender offer.